CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release dated November 23, 2004 in connection with the release of the Company’s annual results for the year ended August 31, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 24, 2004

For Immediate Release

CTI Announced 2004 Annual Results

Focus in FTNS Development Investing for Long Term Rewards

Hong Kong, November 23, 2004 – City Telecom (HK) Limited (“The Group”) (NASDAQ : CTEL, SEHK : 1137) today announced the Group’s annual results for the financial year ended 31 August 2004.

●	FTNS revenues increased by 28% to HK$542 million. The Group’s revenue mix also improved, as contribution from the FTNS segment was 46% for fiscal 2004, compared to 33% in fiscal 2003. FTNS revenues have exceeded IDD revenues in each month since July 2004, and as of 31 August 2004, 85% of our net fixed assets were used in the FTNS business.

●	As a percentage of our total homes passed, wireless-LMDS backhaul has fallen from 60% to 28% during the year, which translates to an overall service quality improvement for our customers. We are on target to reach 90% home pass by self-owned fiber by the first half of fiscal 2005.

●	The FTNS segment, with fixed contract terms and higher gross profit margins, helped to maintain our gross profit margin (excluding the USC rebate) at a healthy level of 69%, unchanged versus last year, despite a significant fall in IDD profitability.

●	Profit attributable to shareholders was HK$50 million in fiscal 2004.

FTNS business:

✓	Commercial subscription for our offering of voice, broadband and pay-TV services was 465,000 as of 31 August 2004, a 49% jump compared to 312,000 a year ago, and representing average monthly growth of 13,000 subscribers. Subscription has surpassed 500,000 as of today.

✓	For our broadband and local voice over IP services, we managed a respectable positive EBITDA of HK$98 million in fiscal 2004, a 24% increase compared to fiscal 2003, and increased our average contract lock-up periods.

✓	Our start-up IP-TV service incurred an EBITDA loss of HK$39 million as the subscriber base has yet to reach critical mass to cover the fixed costs attributable to our IP-TV services.

✓	Aggressive marketing strategies resulted in 34% increase in total operating costs.

IDD business:

✓	Despite aggressive pricing strategies employed by our competitors, CTI maintained our 21% market share in terms of outgoing volume. CTI carried a total 1,007 million IDD minutes, which is a 13% increase over 888 million minutes delivered last year.

✓	Serious market competition drove down the tariff rate by 37% year on year to an average of HK$0.62 per minute in fiscal 2004. However, we believe that the rate of decline in average IDD rates has slowed in the second half of fiscal 2004.

✓	Total operating costs (excluding the USC rebate) dropped by 20% to HK$503 million

As of 31 August 2004, the Group had cash and bank balances of approximately HK$290 million and outstanding borrowings of HK$119 million. Capital expenditure incurred during the fiscal year was HK$410 million, the majority of which, approximately HK$393 million, was invested in our local fixed telecommunications network.

- END -

About City Telecom

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. CTI’s wholly owned subsidiary, Hong Kong Broadband Network Limited (HKBN), has deployed a Metro Ethernet network of 1.2 million homes passed and to date, has achieved an aggregate broadband, voice and Pay-TV base of approximately 500,000 subscriptions. Additional information on City Telecom can be found at www.ctihk.com.

For media enquiries, please contact:

Corporate Communications

Jessie Cheng

Tel: (852) 3145 4118

Fax: (852) 2199 8372

Email: chengcm@ctihk.com

For investor relations, please contact :

Investor Relations

NiQ Lai

Tel : (852) 3145 4710

Fax : (852) 3145 8445

Email : ir@ctihk.com